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                       SECURITIES AND EXCHANGE COMMISSION

                               Washington, D. C.

                                  FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION
                           UNDER RULE U-3A-2 FROM THE
                               PROVISIONS OF THE

                         PUBLIC UTILITY HOLDING COMPANY
                                  ACT OF 1935

                                   * * * * *

                               File No. _________

                           SW I Acquisition GP, L.P.
                             ---------------------
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("Act"), and submits the following information:

     1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof:

                                State of
Name                            Organization  Location and Nature of Business
                                ------------  --------------------------------

SW I Acquisition GP, L.P.       Texas         2 Robbins Lane Suite 201
                                              Jericho, NY  11753
                                              Holding Company

TNP Enterprises, Inc.           Texas         2 Robbins Lane Suite 201
                                              Jericho, NY  11753
                                              Holding Company

Texas-New Mexico Power Company  Texas         P.O. Box 2943
                                              Fort Worth, TX  76113
                                              Electric Utility/Holding Company

Facility Works, Inc.            Texas         P.O. Box 2943
                                              Fort Worth, TX  76113
                                              General purpose corporation

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TNP Operating Company           Texas         P.O. Box 2943
                                              Fort Worth, TX  76113
                                              General purpose corporation
                                              (inactive)

Texas Generating Company*       Texas         P.O. Box 2943
                                              Fort Worth, TX  76113
                                              Special purpose corporation

Texas Generating Company II*    Texas         P.O. Box 2943
                                              Fort Worth, TX  76113
                                              Special purpose corporation

* Wholly owned subsidiary of Texas-New Mexico Power Company


     2. In April of 2000, SW Acquisition, L.P. through a wholly owned special purpose acquisition subsidiary, merged with TNP Enterprises, Inc. ("Enterprises"). As result of the merger, Enterprises became a wholly owned subsidiary of SW Acquisition, L.P. SW Acquisition, L.P. is run by SW I Acquisition GP, L.P., a single purpose limited partnership responsible for the day to day management of SW Acquisition, L.P. The following is a brief description of the properties of claimant and of its subsidiary Enterprises, a holding company exempt under Section 3(a)(1) of the Act, its subsidiary public utility company, Texas-New Mexico Power Company ("TNMP"), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States. Texas Generating Company and Texas Generating Company II , wholly owned special purpose subsidiary financing companies of TNMP.

     Texas-New Mexico Power Company (TNMP) serves approximately 233,000 customers in a total of 85 municipalities and adjacent rural areas. TNMP has three operating regions within Texas. The largest municipalities within Texas that TNMP serves are Texas City, Lewisville, and League City. The regions located in Texas are:

    .  North Central Region.  Electric transmission and distribution systems
       serving 56 communities in northeastern and central Texas.   The region
       is based at Lewisville, Texas.

    .  Gulf Coast Region.  Electric transmission and distribution systems
       serving 14 communities in southeastern Texas.    The region is based
       at Texas City, Texas.

    .  Mountain Region. Electric transmission and distribution system serves

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       6 communities in southwestern Texas and 9 communities in southern New
       Mexico. The Mountain region is based at Silver City, New Mexico. The largest municipalities within this region served by TNMP are Silver City, Alamogordo and Ruidoso, New Mexico, and Pecos, Texas.

     TNMP and its subsidiaries own generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use
lignite as the fuel source. TNMP also has a     transmission line connecting
these units to a major transmission grid in Texas. TNMP sells electricity from these units solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

     As described above, a portion of TNMP's Mountain Region serves southern New Mexico. Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. TNMP owns transmission and distribution lines within New Mexico.


     3. Certain information, for the calendar year 1999 with respect to TNP Enterprises and its subsidiaries, is provided in the following:

(a)  Total MWH sold and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/25/2000 -
---
File No. 69-291.

(b)   MWH sold at retail and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/25/2000 -
---
File No. 69-291.

(c)  MWH sold at wholesale and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/25/2000 -
---
File No. 69-291.

(d)   MWH purchased and related purchased power expenses.

See TNP Enterprises, Inc. U-3A-2 filed with the Commission on 2/25/2000 - File
---
No. 69-291.

     4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

     Exhibit A. A consolidating statement of operations of the TNP Enterprises and its subsidiaries for the last calendar year 1999, together with a consolidating balance sheet and

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consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 1999 calendar year.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/25/2000 -
---
File No. 69-291.

     Exhibit B. A Financial Data Schedule for the period ended December 31, 1999, including Item Nos. 1, 2, and 3.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/25/2000 -
---
File No. 69-291.

    The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of April, 2000.

                                  SW I Acquisition GP, L.P.


                                  By /s/
                                  --------------------------------------------
                                        Dr. William J. Catacosinos
Attest:                                 General Partner



/s/
---------------------------------
Kathleen Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

                          Dr. William J. Catacosinos
                           SW I Acquisition GP, L.P.
                           2 Robbins Lane Suite 201
                               Jericho, NY 11753

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                                   Exhibit A

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                   CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                     For the Year Ended  December  31, 1999

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/25/2000 -
---
File No. 69-291.


                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                          CONSOLIDATING BALANCE SHEET
                               December 31, 1999


See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/25/2000 -
---
File No. 69-291.

                                   Exhibit B

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                            Financial Data Schedule
                    For the Period Ending December 31, 1999

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/25/2000 -
---
File No. 69-291.

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